UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Eastside Distilling, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

277802302

(CUSIP Number)

12/31/2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277802302		13 G

1	Names of Reporting Persons. Orca Investment Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Oregon

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 641,216

	6	Shared Voting Power n/a

	7	Sole Dispositive Power 613,369

	8	Shared Dispositive Power n/a

9	Aggregate Amount Beneficially Owned by Each Reporting Person 641,216

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 6.63%

12	Type of Reporting Person IA

Introductory Note:

Item 1
	(a)	Name of Issuer: Eastside Distilling, Inc.
Address of Issuer’s Principal Executive Offices: 1001 SE Water Ave, Suite #390, Portland, OR 97214

Item 2
	(a)	Name of Person(s) Filing: Orca Investment Management, LLC
	(b)	Address of Principal Business Office: 2250 Aviation Drive, Suite 3, Roseburg, OR 97470
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 277802302

Item 3
Not Applicable

Item 4	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 641,216
(b) Percent of class: 6.63%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 641,216
(ii) Shared power to vote or to direct the vote n/a
(iii) Sole power to dispose or to direct the disposition of 613,369
(iv) Shared power to dispose or to direct the disposition of n/a

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
This filing includes the discretionary shares owned by Barrett Share Trust which owns more than 5 percent of the class.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable

Item 8	Identification and Classification of Members of the Group.
Not Applicable

Item 9	Notice of Dissolution of Group.
Not Applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2020

By:	Shawn P. Willard

By:	/s/ Shawn Willard
Name: Shawn Willard
Title: President